For More Information Contact:
                                                    Laura Nicholson
                                             Edelman Worldwide P.R.
                                                       415-433-5381
                                        laura_nicholson@edelman.com

                                                      Pamela Sherry
                                       Media and Investor Relations
                         Laboratory Corporation of America Holdings
                                                 336-222-7566 x4855
                                                sherryp@labcorp.com


        HEALTHEON TO PROVIDE E-COMMERCE SERVICES TO LABCORP

                    LABCORP TO USE HEALTHEON DX
        FOR CLINICAL REPORTING AND ORDERING WITH PHYSICIANS


SANTA CLARA, Calif., BURLINGTON, North Carolina, September 1, 1999 - Healtheon Corporation (NASDAQ: HLTH) today announced an agreement with Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE: LH), to process lab requests and reports for physicians with its Web browser-based solution, Healtheon-Trademark-Dx. This agreement provides the more than 100,000 physicians, hospitals and other healthcare providers that use LabCorp's clinical lab services the option of ordering tests and receiving test results via the Internet.

As previously announced, Healtheon and WebMD agreed in May to merge to form Healtheon/WebMD, the first end-to-end provider of healthcare information and services.

Healtheon Dx streamlines the process of ordering and obtaining lab tests via the Internet through a single, browser-based source. The service is a key offering available through Healtheon-Trademark-Practice, an Internet portal service that provides targeted content and automated workflow services for healthcare providers. The company currently processes lab transactions for more than 25,000 provider sites around the United States.

Under the new agreement, physicians and medical offices who contract with LabCorp can use Healtheon Dx to select a lab test, confirm patient eligibility for the test, submit the test request electronically, and access the result online through any desktop system capable of supporting a Web browser. LabCorp services will be available to physicians via Healtheon Practice in the fourth quarter of 1999.

"This relationship will give healthcare providers, who use Healtheon Practice, ready access over the Internet with LabCorp's nationwide network of clinical laboratories," said Steve Curd, chief operating officer of Healtheon. "LabCorp is an important addition to the multiple services and rich content available to physicians, practice administrators and other healthcare providers from Healtheon Practice."

"The Healtheon partnership complements LabCorp's Internet strategy of providing flexible and efficient electronic communications options to our customers," said Stevan R Stark, executive vice president of sales and marketing for LabCorp. "Healtheon Dx offers convenience and security to the medical professionals we serve while providing an option for customers who would like to use Internet technology instead of traditional electronic ordering and reporting methods," Stark added.

ABOUT HEALTHEON
Healtheon, founded in 1996 and based in Santa Clara, Calif., is a pioneer in providing Internet-based, business-to-business and consumer-to-business electronic commerce services that link doctors and consumers with healthcare institutions, enabling them to efficiently and conveniently manage their business and personal healthcare needs. Healtheon's services simplify the business and clinical processes of healthcare, provide more timely access to information, provide faster and more convenient service, and lead to higher quality, more affordable care. The company recently announced definitive agreements to acquire MedE AMERICA Corp. and merge with WebMD, Inc. Healtheon can be reached through its Web site at http://www.healtheon.com.

ABOUT LABCORP
Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction
(PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories. Visit LabCorp's web site at http://www.labcorp.com.

ABOUT WEBMD
WebMD offers a comprehensive suite of Internet-based services and information for physicians as well as healthcare information services and online communities for consumers, enabling healthcare professionals to efficiently manage their business and consumers to become equal partners in taking care of their personal healthcare needs. WebMD can be reached through its Website at www.webmd.com. WebMD physician subscriptions are available by calling (877) GO-WEBMD or accessing the Web site at www.WebMD.com. Consumers can also access the information and services they need to take control of their health and lifestyles through a separate Web site at the same address.

ABOUT MEDE AMERICA
Headquartered in East Meadow, NY, MEDE AMERICA is a leading provider of healthcare transaction solutions to a broad range of providers and payers in the healthcare industry. The company offers an integrated suite of electronic transaction solutions that allows hospitals, pharmacies, physicians, dentists and other healthcare providers and provider groups to electronically edit, process and transmit claims, eligibility and enrollment data, track claims submissions throughout the claims payment process and obtain faster reimbursement for their services. With offices in New York, Ohio and Atlanta, MEDE AMERICA has 450 employees and can be reached through its Web site at http://www.mede.com.

                                ###
  Healtheon is a trademark of Healtheon Corporation.  All rights reserved.

Other than historical information set forth herein, this announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the ability of Healtheon's services to decrease costs and improve patient care. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include among others: Healtheon's limited operating history, continued growth in the use of the Internet, acceptance of the Internet as a secure medium over which to conduct transactions, as well as competitive actions in the marketplace and adverse actions of governmental and other third-party payors which could impact LabCorp's results. Additional risks associated with Healtheon's business can be found in its recent Registration Statement on Form S-4 and other periodic filings with the SEC. Further information that could affect LabCorp's financial results is included in its Form 10K for the year ended December 31, 1998.